SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 08 April 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------







The following press release was issued in Anchorage at 1800 BST today


BP and ConocoPhillips Join on the Alaska Gas Pipeline

Work to begin immediately on new joint pipeline effort to bring Alaska gas to market


ANCHORAGE, April 8, 2008 - BP (NYSE: BP) and ConocoPhillips (NYSE: COP) today announced they have combined resources to start Denali - The Alaska Gas Pipeline. The pipeline will move approximately four billion cubic feet of natural gas per day to markets, and will be the largest private sector construction project ever built in North America. The project combines the financial strength, arctic experience and technical resources of two of the most capable and experienced companies in the world.

BP and ConocoPhillips plan to spend $600 million to reach the first major project milestone, an open season, commencing before yearend 2010. Following a successful open season, a process during which the pipeline company seeks customers to make long-term firm transportation commitments to the project, the companies intend to obtain Federal Energy Regulatory Commission (FERC) and National Energy Board (NEB) certification and move forward with project construction. The FERC and NEB certificates are the critical permits that provide government authorization to construct a pipeline.

"This project is vital for North American energy consumers and for the future of the Alaska oil and gas industry. It will allow us to keep our North Slope fields in production for another 50 years," said Tony Hayward, BP Group Chief Executive. "The Alaska gas pipeline will be an historic project and we are pleased to be working with ConocoPhillips to move it forward."

"Our goal of bringing Alaska's North Slope gas to market is becoming a reality. Denali - The Alaska Gas Pipeline project will deliver natural gas to meet North America's growing energy needs," said Jim Mulva, ConocoPhillips chairman and chief executive officer. "ConocoPhillips is pleased to be working with BP on this project; our companies have a long history of successfully developing projects on Alaska's North Slope, in Canada, and around the world. The time is right to start moving this project forward."

The project consists of a gas treatment plant on Alaska's North Slope and a large-diameter pipeline that travels over 700 miles through Alaska, and then into Canada through the Yukon Territory and British Columbia to Alberta. Should it be required to transport gas from Alberta, the project will also include a large diameter pipeline from Alberta to the Lower 48 states. BP and ConocoPhillips will seek other equity partners, including pipeline companies, who can add value to the project and help manage the risks involved.

The companies already have assigned staff to the joint project team which will be ramping up over the coming months. A new project headquarters in Anchorage will be identified and a new company formed to manage the project. The project will provide jobs and business opportunities. ConocoPhillips' previously announced intent to conduct summer field work in Alaska will be rolled into the joint effort.

BP is an integrated energy company with interests around the world. For more information, see www.bp.com.

ConocoPhillips is an integrated energy company with interests around the world. For more information, see www.conocophillips.com.


For more information, contact:

Steve Rinehart, Press Officer, BP Exploration (Alaska) at (907) 564-5668

Natalie Lowman, Director of Communications, ConocoPhillips Alaska at (907) 263-4153


Satellite video of the press conference will be available:

The windows are booked on Galaxy 10R KU band on April 8th from 5pm - 7pm EDT (1pm - 3pm AKDT) and on April 9th from 11am - 1pm EDT (7am - 9am AKDT) The feeds are both on Transponder 23 digital slot A. The downlink frequency is 12,146.5 vertical polarity with a symbol rate of 4.232 and an FEC of 5/6.

For information or questions about the feeds, please contact (907) 441-8577.

Broadcast audio and video clips from today's press conference will be available at noon Alaska time at the project website: www.denali-thealaskagaspipeline.com



CONOCOPHILLIPS - CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that contain projections about our revenues, income, earnings and other financial items, our plans and objectives for the future, future economic performance, or other projections or estimates about our assumptions relating to these types of statements. These statements usually relate to future events and anticipated revenues, earnings, business strategies, competitive position or other aspects of our operations or operating results. In many cases you can identify forwardlooking statements by terminology such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. The forward-looking statements are based on management's expectations, estimates and projections about ConocoPhillips and the petroleum industry in general on the date this statement was released. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Economic, business, competitive and regulatory factors that may affect ConocoPhillips' business are generally as set forth in ConocoPhillips' filings with the Securities and Exchange Commission
(SEC). Unless legally required, ConocoPhillips undertakes no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


BP - CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that contain projections about our revenues, income, earnings and other financial items, our plans and objectives for the future, future economic performance, or other projections or estimates about our assumptions relating to these types of statements. These statements usually relate to future events and anticipated revenues, earnings, business strategies, competitive position or other aspects of our operations or operating results. In many cases you can identify forwardlooking statements by terminology such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential,""predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. The forward-looking statements are based on management's expectations, estimates and projections about BP and the petroleum industry in general on the date this statement was released. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forwardlooking statements. Economic, business, competitive and regulatory factors that may affect BP's business are generally as set forth in BP's filings with the Securities and Exchange Commission (SEC). Unless legally required, BP undertakes no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 08 April 2008                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary